Westport™

ANNUAL GENERAL AND SPECIAL MEETING FOR WESTPORT INNOVATIONS INC.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Westport Innovations has decided to use the notice and access model for delivery of meeting materials to its beneficial shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Company's meeting. However, instead of a paper copy of the Information Circular, shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Please review the Information Circular prior to voting.

WHEN	WHERE
Thursday, April 24, 2014 2:00p.m. (Pacific Time)	Pan Pacific Hotel 999 Canada Place, Vancouver, British Columbia

BUSINESS OF THE MEETING

Shareholders will be asked to consider and vote on the following matters:

1. Election of directors: to elect directors for the next year. Information respecting the election of directors may be found in the "Matters to be Acted Upon - Election of Directors" section of the Information Circular.
2. Appointment of auditors: to appoint Deloitte LLP as auditors of the corporation for the ensuing year and authorize the directors to fix their remuneration. Information respecting the appointment of Deloitte LLP may be found in the "Matters to be Acted Upon - Appointment of Auditors" section of the Information Circular.
3. Approval of by-laws: to approve By-Law No. 1 of Westport as amended and re-stated on October 25, 2013. Information respecting the amendments to Westport's by-laws may be found in the "Matters to be Acted Upon - Amendment to By-Law No. 1" section of the Information Circular.

The specific details of the matters are set forth in the Management Information Circular dated March 5, 2014 (the "Information Circular"). Shareholders are reminded to review the meeting materials prior to voting.

VOTING INSTRUCTIONS Your participation as a Shareholder is very important to us.

BENEFICIAL HOLDERS

Beneficial Holders are asked to register their vote by using one of the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

www.proxyvote.com

1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH)

The voting instruction form may be returned by mail in the envelope provided.

ELECTRONIC COPIES OF THE MEETING MATERIALS

Materials can be viewed online at www.sedar.com or at **http://www.westport.com/company/investors/financial**

QUESTIONS

Shareholders with questions about Westport's Annual General and Special Meeting, or about notice and access, can reach Westport Investor Relations team at 1-855-718-2046 or invest@westport.com.

PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request paper copies of the meeting materials be sent to them by postal delivery at no cost by dialing 1-855-718-2046. Requests must be received no later than Wednesday, April 2, 2014 in order to receive the meeting materials in advance of the meeting date and the deadline for submission of voting instructions. Requests for meeting materials may be made up to one year from the date the Information Circular was filed on SEDAR.

By order of the Board of Directors of Westport Innovations Inc.,

David R. Demers
Chief Executive Officer
March 5, 2014

2014-03-06